EXHIBIT 99.1

Molecular Partners to Regain Global Rights to Abicipar

  Global rights to registrational-stage ophthalmology drug return to Molecular Partners

  Improvements in manufacturing and formulation have been made and tested in pre-clinical models with the potential to overcome inflammatory side effects

  Ongoing research discovery alliance with AbbVie in ophthalmology to continue

ZURICH-SCHLIEREN, Switzerland, Aug. 09, 2021 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR
Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin® therapeutics, announced today the receipt of notification from its partner, AbbVie Inc., regarding its termination of the license and collaboration agreement for the investigational drug abicipar pegol for the treatment of neovascular age-related macular degeneration (nAMD) and Diabetic Macular Edema (DME). As such, Molecular Partners will regain the development and commercial rights of abicipar on a worldwide basis.

“There remains a significant unmet medical need for patients living with nAMD and DME, and we remain confident in abicipar’s potential to offer these patients a differentiated treatment option over existing therapies,” said Patrick Amstutz, Chief Executive Officer of Molecular Partners. “Our focus for this program will be determining the best path to value creation within the context of our expansive portfolio of antiviral and immuno-oncology therapies in development.”

Molecular Partners will form a special committee to evaluate the program and determine appropriate next steps. In addition, Molecular Partners and AbbVie will continue their ongoing discovery alliance, in which AbbVie will continue to evaluate additional DARPin® candidates for ophthalmic indications. The return of the abicipar program is not expected to impact Molecular Partners’ financial outlook for 2021 or previously issued guidance.

Abicipar is a long-acting anti-VEGF DARPin® molecule which was invented by Molecular Partners and initially licensed to Allergan in 2011. The program has been through two positive Phase 3 studies, CEDAR and SEQUOIA, which supported the non-inferior efficacy of the abicipar quarterly dosing regimen to maintain vision gains with more than 50 percent fewer injections versus ranibizumab (13 vs. 6) dosed monthly in the first year.

With the acquisition of Allergan by AbbVie, the rights to abicipar were transferred to AbbVie. In June 2020, AbbVie received a Complete Response Letter to the Biologics License Application for abicipar pegol, indicating that the rate of intraocular inflammation observed following administration of Abicipar pegol resulted in an unfavorable benefit-risk ratio in the treatment of nAMD (AMD), and that additional work would be required to demonstrate a lower rate of ocular inflammation than what was previously seen in the Phase 3 studies.

About Molecular Partners AG

Molecular Partners AG is a clinical-stage biotech company developing DARPin® therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin® therapeutics in the areas of ophthalmology, oncology and infectious disease, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, “would” and similar expressions, and are based on Molecular Partners AG’s current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our reliance on third party partners and collaborators over which we may not always have full control; our ongoing and planned clinical trials and preclinical studies for our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and ability to achieve market acceptance of our product candidates; our plans and development of any new indications for our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; our ability to identify and in-license additional product candidates; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Registration Statement on Form F-1 filed with Securities and Exchange Commission (SEC) on June 14, 2021 and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at http://www.molecularpartners.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further details, please contact:

Investors:
Seth Lewis
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Media:
Shai Biran, Ph.D.
shai.biran@molecularpartners.com
Tel: +1 978 254 6286

Thomas Schneckenburger, European IR & Media
thomas.schneckenburger@molecularpartners.com
Tel: +41 79 407 9952